UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3/A-2

RULE 13e-3 TRANSACTION STATEMENT
Under Section 13(e) of the Securities Exchange Act of 1934

SHOW ME ETHANOL, LLC
(Name of Issuer)

DAVID L. DURHAM
JOHN W. LETZIG
MICHAEL G. NORDWALD
ROBERT J. KORFF
BEN BEETSMA
JAMES A. EDWARDS
ROGER W. EHRICH
GEORGE FAMULINER III
THOMAS G. KOLB
ROBERT QUINN
RICHARD A. HANSON
(Names of Person(s) Filing Statement)

Class A Membership Units
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)

Richard A. Hanson General Manager and Chief Financial Officer Show Me Ethanol, LLC 26530 Highway 24 East Carrollton, Missouri 64633 (660) 542-6493
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

With Copies to:

Bryan Cave LLP
One Kansas City Place
1200 Main Street, Suite 3500
Kansas City, Missouri 64105
Attention: Paul M. William, Esq.
(816) 374-3266

This statement is filed in connection with (check the appropriate box):
☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☐	d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:☒
Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$9,189,265.32	$655.19

*   For purposes of calculating the fee only. Estimated transaction valuation is based on the book value per Class A Membership Unit as of September 30, 2009 ($9,226.17) to be exchanged in the reclassification transaction for Class A-1 Membership Units. The estimated transaction valuation is equal to the product obtained by multiplying (A) the September 30, 2009 book value of $9,226.17 by (B) the estimated total number of Class A Membership Units (996) owned by all members who are record holders of 3 or fewer Class A Membership Units immediately prior to the effective time of the reclassification transaction to which this Rule 13e-3 Transaction Statement relates.

** The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, was determined by multiplying 0.0000713 by the product of the preceding sentence.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $512.76 ($417.65 on 9/22/09 and $95.11 on 12/14/09)

Form or Registration No.: Schedule 13E-3

Filing Party: Show Me Ethanol, LLC

Date Filed: September 22,2009 and December 14, 2009

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3/A-2 is being filed jointly by Show Me Ethanol, LLC, a Missouri limited liability company (the “Company”), David L. Durham, John W. Letzig, Michael G. Nordwald, Robert J. Korff, Ben Beetsma, James A. Edwards, Roger W. Ehrich, George Famuliner III, Thomas G. Kolb, Robert Quinn, Richard A. Hanson, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. The Company is proposing that its members approve a proposed First Amended and Restated Operating Agreement that will result in a reclassification of the Company’s Class A membership units held by members who are the record holders of 3 or fewer membership units. If the reclassification is completed, the Company’s Class A membership units held by members who are the record holders of 3 or fewer membership units will be reclassified on the basis of one Class A-1 member unit for each Class A membership unit held by such members immediately prior to the effective time of the reclassification. All other membership units will remain outstanding and be unaffected by the reclassification except as described in the Company’s proxy statement described below. The effect of the reclassification will be to reduce the number of original members of record to less than 300, which will allow the Company to suspend its reporting obligations.

This Schedule 13E-3/A-2 is being filed with the Securities and Exchange Commission concurrently with a preliminary proxy statement filed by the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, pursuant to which all members of the Company will be given notice of the special meeting at which they will be asked to approve the proposed First Amended and Restated Operating Agreement, and to transact any other business properly brought before the special meeting.

The information contained in the proxy statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement.

All parenthetical references under the various Items contained in this Schedule 13E-3/A-2 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

1

Item 1.    Summary Term Sheet

(Regulation M-A Item 1001)

(a)           Summary Term Sheet.  The information set forth in the proxy statement under the caption “SUMMARY TERM SHEET” is hereby incorporated herein by reference.

Item 2.    Subject Company Information

(Regulation M-A Item 1002)

(a)           Name and Address.  The information set forth in the proxy statement under the caption “SUMMARY TERM SHEET—Show Me Ethanol, LLC” is hereby incorporated herein by reference.

(b)           Securities.  As of February 10, 2010 there are 1498 Class A member units of Show Me Ethanol, LLC issued and outstanding.

(c)           Trading Market and Price.  There is no established trading market for the Class A member units of Show Me Ethanol, LLC or for any other class of securities issued by the registrant.

(d)           Dividends.  The information set forth in the proxy statement under the caption “DESCRIPTION OF MEMBERSHIP UNITS—Class A Membership Units—Distribution Policy” and “—Terms of the Class A-1 Membership Units to be Received in the Reclassification— Distribution Preference - Discretionary” is hereby incorporated herein by reference.

(e)           Prior Public Offerings.  Not applicable.

(f)           Prior Stock Purchases.  Not applicable.

Item 3.    Identity and Background of Filing Person(s)

(Regulation M-A Item 1003(a) through (c))

(a)           Name and Address. See the information set forth in subsection (c) below.

(b)           Business and Background of Entities.  Not applicable.

(c)           Business and Background of Natural Persons.  The information set forth in the proxy statement under the caption “SUMMARY TERM SHEET – Show Me Ethanol, LLC” is hereby incorporated herein by reference.

During the last five years, none of the Company, David L. Durham, John W. Letzig, Michael G. Nordwald, Robert J. Korff, Ben Beetsma, James A. Edwards, Roger W. Ehrich, George Famuliner III, Thomas G. Kolb, Robert Quinn or Richard A. Hanson (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

Set forth in the table below are the (i) name, (ii) current principal occupation or employment, and the name and principal business of any corporation or other organization in which the employment or occupation is conducted, and (iii) material occupations, positions, offices or employment during the past five years, and the name and principal business of any corporation or other organization in which the occupation, position, office or employment was carried on, of each of the other filing persons, who are also the directors and executive officers of the Company. Each person identified below is a United States citizen and may be contacted at 26530 Highway 24 East, Carrollton, Missouri 64633 or via telephone at (660) 542-6493. Unless otherwise noted, all directors and executive officers have been employed in the principal occupations noted below for the past five years or more.

Mr. David L. Durham has served as Chairman of the Board of Managers of Show Me Ethanol, LLC since 2006.  He farms soybeans, corn and wheat in Carroll and Ray counties, Missouri.  Mr. Durham is President and on the Board of Managers of Paseo Biofuels, LLC.  Paseo Biofuels, LLC partnered with Cargill Energy for the production of a 40 million gallon annual biodiesel facility located in Kansas City, Missouri.

Mr. John W. Letzig owns and operates the Richmond Shell Convenience Store, BP Amoco Convenience Store and the Spartan Car Wash.  He previously operated Letzig Farms and Letzig Seed Company until he leased them out in 2000.

Mr. Michael G. Nordwald is General Manager of Ray-Carroll County Grain Growers, Inc. and has held that position for more than six years.  Ray-Carroll is a Missouri farmers cooperative and Show Me Ethanol’s corn supplier as well as largest equity investor.

Mr. Robert J. Korff is involved in the family farm in Norborne, Missouri.  He also has a retail seed business for Syngenta.  He serves on the Advisory Board for Farm Credit Services of Missouri and on Congressman Sam Graves’ agriculture advisory board.

Mr. Ben Beetsma currently farms with his father, brother and uncle the family farms in Livingston County, Missouri..

Mr. James A. Edwards raises corn, soybeans, and wheat near Keytesville, Missouri and also has a cow-calf operation.  He presently serves on the boards of the Brunswick-Dalton Drainage District as secretary-treasurer and the Ray-Carroll County Grain Growers, Inc.

Mr. Roger W. Ehrich has farmed full-time since 1981 in the Missouri counties of Linn and Chariton.

Mr. George Famuliner III has been a full-time farmer for over 30 years in Carroll county, Missouri..

Mr. Thomas G. Kolb is a co-owner of Jefferson City Oil Company, Midland Oil Co., and Midland Transportation, each in and around Jefferson City, Missouri.  He is Past-president of Missouri Petroleum Marketers Association, Vice President of the Missouri Motor Carriers Association, Chairman of the Missouri Fuel Marketers Insurance Trust Fund and Trustee of the Missouri Petroleum Storage Tank Insurance Fund.

Mr. Robert Quinn owns and operates a farm in Linn, Livingston, and Daviess counties, Missouri.

Mr. Richard Hanson currently serves as both Principal Executive Officer and Principal Financial Officer in his roles as General Manager and Chief Financial Officer.  Prior to employment with the Company, Mr. Hanson was Corporate Controller for FCStone Group, Inc. since August 2007.  From January 2002 until August 2007 Mr. Hanson was a Division Controller for FCStone, LLC.

Item 4.    Terms of the Transaction

(Regulation M-A Item 1004(a) and (c) through (f))

(a)           Material Terms. The information set forth in the proxy statement under the captions “SUMMARY TERM SHEET,” “PROPOSAL 1A – 1D: RULE 13E-3 TRANSACTION AND ADOPTION OF FIRST AMENDED AND RESTATED OPERATING AGREEMENT—Overview of the Rule 13e-3 Transaction,” “PROPOSAL 1A – 1D: RULE 13E-3 TRANSACTION AND ADOPTION OF FIRST AMENDED AND RESTATED OPERATING AGREEMENT—Background of the Rule 13e-3 Transaction,” “PROPOSAL 1A – 1D: RULE 13E-3 TRANSACTION AND ADOPTION OF FIRST AMENDED AND RESTATED OPERATING AGREEMENT—Purpose and Structure of the Rule 13e-3 Transaction,” “PROPOSAL 1A – 1D: RULE 13E-3 TRANSACTION AND ADOPTION OF FIRST AMENDED AND RESTATED OPERATING AGREEMENT—Reasons for the Rule 13e-3 Transaction; Fairness of the Rule 13e-3 Transaction; Board Recommendation,” “PROPOSAL 1A – 1D: RULE 13E-3 TRANSACTION AND ADOPTION OF FIRST AMENDED AND RESTATED OPERATING AGREEMENT—Effects of the Rule 13e-3 Transaction on Show Me Ethanol; Plans or Proposals after the Rule 13e-3 Transaction,” “PROPOSAL 1A – 1D: RULE 13E-3 TRANSACTION AND ADOPTION OF FIRST AMENDED AND RESTATED OPERATING AGREEMENT—Effects of the Rule 13e-3 Transaction on Members of Show Me Ethanol,” “PROPOSAL 1A – 1D: RULE 13E-3 TRANSACTION AND ADOPTION OF FIRST AMENDED AND RESTATED OPERATING AGREEMENT—Material Federal Income Tax Consequences of the Reclassification”, “ABOUT THE SPECIAL MEETING—Quorum; Vote Required for Approval” and “DESCRIPTION OF MEMBERSHIP UNITS” is hereby incorporated herein by reference.

(c)           Different Terms.  The information set forth in the proxy statement under the captions “PROPOSAL 1A – 1D: RULE 13E-3 TRANSACTION AND ADOPTION OF FIRST AMENDED AND RESTATED OPERATING AGREEMENT—Overview of the Rule 13e-3 Transaction,” “PROPOSAL 1A – 1D: RULE 13E-3 TRANSACTION AND ADOPTION OF FIRST AMENDED AND RESTATED OPERATING AGREEMENT—Reasons for the Rule 13e-3 Transaction; Fairness of the Rule 13e-3 Transaction; Board Recommendation,” “PROPOSAL 1A – 1D: RULE 13E-3 TRANSACTION AND ADOPTION OF FIRST AMENDED AND RESTATED OPERATING AGREEMENT—Effects of the Rule 13e-3 Transaction on Members of Show Me Ethanol” and “DESCRIPTION OF MEMBERSHIP UNITS” is hereby incorporated herein by reference.

(d)           Appraisal Rights.  The information set forth in the proxy statement under the caption “PROPOSAL 1A – 1D: RULE 13E-3 TRANSACTION AND ADOPTION OF FIRST AMENDED AND RESTATED OPERATING AGREEMENT—Appraisal Rights and Dissenters’ Rights” is hereby incorporated herein by reference.

(e)           Provisions for Unaffiliated Security Holders.  The information set forth in the proxy statement under the caption “SUMMARY TERM SHEET—Provisions for Unaffiliated Members” is hereby incorporated herein by reference.

(f)           Eligibility for Listing or Trading.  Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements

(Regulation M-A Item 1005(a) through (c) and (e))

(a)           Transactions.  The information set forth in the proxy statement under the caption “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS,” is hereby incorporated herein by reference.

(b)           Significant Corporate Events.  The information set forth in the proxy statement under the caption “PROPOSAL 1A – 1D: RULE 13E-3 TRANSACTION AND ADOPTION OF FIRST AMENDED AND RESTATED OPERATING AGREEMENT—Reasons for the Rule 13e-3 Transaction; Fairness of the Rule 13e-3 Transaction; Board Recommendation—Substantive Fairness” is hereby incorporated herein by reference.

(c)           Negotiations or Contacts.  The information set forth in the proxy statement under the caption “PROPOSAL 1A – 1D: RULE 13E-3 TRANSACTION AND ADOPTION OF FIRST AMENDED AND RESTATED OPERATING AGREEMENT—Reasons for the Rule 13e-3 Transaction; Fairness of the Rule 13e-3 Transaction; Board Recommendation—Substantive Fairness” is hereby incorporated herein by reference.

(e)           Agreements Involving the Subject Company’s Securities.  The information set forth in the proxy statement under the captions “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS—Agreements Involving Show Me Ethanol’s Securities” is hereby incorporated herein by reference.

Item 6.    Purpose of the Transaction and Plans or Proposals

(Regulation M-A Item 1006(b) and (c)(1) through (c)(8))

(b)           Use of Securities Acquired. The information set forth in the proxy statement under the caption “PROPOSAL 1A – 1D: RULE 13E-3 TRANSACTION AND ADOPTION OF FIRST AMENDED AND RESTATED OPERATING AGREEMENT—Effects of the Rule 13e-3 Transaction on Show Me Ethanol; Plans or Proposals after the Rule 13e-3 Transaction” is hereby incorporated herein by reference.

(c)(1)-(8)  Plans. The information set forth in the proxy statement under the captions “PROPOSAL 1A – 1D: RULE 13E-3 TRANSACTION AND ADOPTION OF FIRST AMENDED AND RESTATED OPERATING AGREEMENT—Background of the Rule 13e-3 Transaction,” “PROPOSAL 1A – 1D: RULE 13E-3 TRANSACTION AND ADOPTION OF FIRST AMENDED AND RESTATED OPERATING AGREEMENT—Effects of the Rule 13e-3 Transaction on Show Me Ethanol; Plans or Proposals after the Rule 13e-3 Transaction,” and “PROPOSAL 1A – 1D: RULE 13E-3 TRANSACTION AND ADOPTION OF FIRST AMENDED AND RESTATED OPERATING AGREEMENT—Effects of the Rule 13e-3 Transaction on Members of Show Me Ethanol” is hereby incorporated herein by reference.

Item 7.    Purposes, Alternatives, Reasons and Effects

(Regulation M-A Item 1013)

(a) - (c)     Purposes/Alternatives/Reasons. The information set forth in the proxy statement under the captions “PROPOSAL 1A – 1D: RULE 13E-3 TRANSACTION AND ADOPTION OF FIRST AMENDED AND RESTATED OPERATING AGREEMENT—Background of the Rule 13e-3 Transaction,” “PROPOSAL 1A – 1D: RULE 13E-3 TRANSACTION AND ADOPTION OF FIRST AMENDED AND RESTATED OPERATING AGREEMENT—Reasons for the Rule 13e-3 Transaction; Fairness of the Rule 13e-3 Transaction; Board Recommendation,” and “PROPOSAL 1A – 1D RULE 13E-3 TRANSACTION AND ADOPTION OF FIRST AMENDED AND RESTATED OPERATING AGREEMENT—Purpose and Structure of the Rule 13e-3 Transaction” is hereby incorporated herein by reference.

(d)           Effects. The information set forth in the proxy statement under the captions “PROPOSAL 1A – 1D: RULE 13E-3 TRANSACTION AND ADOPTION OF FIRST AMENDED AND RESTATED OPERATING AGREEMENT—Background of the Rule 13e-3 Transaction,” “PROPOSAL 1A – 1D: RULE 13E-3 TRANSACTION AND ADOPTION OF FIRST AMENDED AND RESTATED OPERATING AGREEMENT—Effects of the Rule 13e-3 Transaction on Show Me Ethanol; Plans or Proposals after the Rule 13e-3 Transaction,” “PROPOSAL 1A – 1D: RULE 13E-3 TRANSACTION AND ADOPTION OF FIRST AMENDED AND RESTATED OPERATING AGREEMENT—Effects of the Rule 13e-3 Transaction on Members of Show Me Ethanol,” and “PROPOSAL 1A – 1D: RULE 13E-3 TRANSACTION AND ADOPTION OF FIRST AMENDED AND RESTATED OPERATING AGREEMENT—Material Federal Income Tax Consequences of the Reclassification” is hereby incorporated herein by reference.

Item 8.    Fairness of the Transaction

(Regulation M-A Item 1014)

(a)           Fairness. The information set forth in the proxy statement under the captions “SUMMARY TERM SHEET—Proposals 1A – 1D: Rule 13e-3 Transaction and Adoption of First Amended and Restated Operating Agreement—Vote Required for Approval of Proposal Nos. 1A – 1D,” “PROPOSAL 1A – 1D: RULE 13E-3 TRANSACTION AND ADOPTION OF FIRST AMENDED AND RESTATED OPERATING AGREEMENT—Background of the Rule 13e-3 Transaction,” and “PROPOSAL 1A – 1D: RULE 13E-3 TRANSACTION AND ADOPTION OF FIRST AMENDED AND RESTATED OPERATING AGREEMENT—Reasons for the Rule 13e-3 Transaction; Fairness of the Rule 13e-3 Transaction; Board Recommendation,” is hereby incorporated herein by reference.

(b)           Factors Considered in Determining Fairness. The information set forth in the proxy statement under the captions “SUMMARY TERM SHEET—Proposals 1A – 1D: Rule 13e-3 Transaction and Adoption of First Amended and Restated Operating Agreement—Vote Required for Approval of Proposal Nos. 1A – 1D,” “PROPOSAL 1A – 1D: RULE 13E-3 TRANSACTION AND ADOPTION OF FIRST AMENDED AND RESTATED OPERATING AGREEMENT—Background of the Rule 13e-3 Transaction,” and “PROPOSAL 1A – 1D: RULE 13E-3 TRANSACTION AND ADOPTION OF FIRST AMENDED AND RESTATED OPERATING AGREEMENT—Reasons for the Rule 13e-3 Transaction; Fairness of the Rule 13e-3 Transaction; Board Recommendation,” is hereby incorporated herein by reference.

(c)           Approval of Security Holders. The information set forth in the proxy statement under the captions “SUMMARY TERM SHEET—Proposals 1A – 1D: Rule 13e-3 Transaction and Adoption of First Amended and Restated Operating Agreement—Vote Required for Approval of Proposal Nos. 1A – 1D,” “PROPOSAL 1A – 1D: RULE 13E-3 TRANSACTION AND ADOPTION OF FIRST AMENDED AND RESTATED OPERATING AGREEMENT—Background of the Rule 13e-3 Transaction,” and “PROPOSAL 1A – 1D: RULE 13E-3 TRANSACTION AND ADOPTION OF FIRST AMENDED AND RESTATED OPERATING AGREEMENT—Reasons for the Rule 13e-3 Transaction; Fairness of the Rule 13e-3 Transaction; Board Recommendation,” is hereby incorporated herein by reference.

(d)           Unaffiliated Representative. The information set forth in the proxy statement under the captions “SUMMARY TERM SHEET—Proposals 1A – 1D: Rule 13e-3 Transaction and Adoption of First Amended and Restated Operating Agreement—Vote Required for Approval of Proposal Nos. 1A – 1D,” “PROPOSAL 1A – 1D: RULE 13E-3 TRANSACTION AND ADOPTION OF FIRST AMENDED AND RESTATED OPERATING AGREEMENT—Background of the Rule 13e-3 Transaction,” and “PROPOSAL 1A – 1D: RULE 13E-3 TRANSACTION AND ADOPTION OF FIRST AMENDED AND RESTATED OPERATING AGREEMENT—Reasons for the Rule 13e-3 Transaction; Fairness of the Rule 13e-3 Transaction; Board Recommendation,” is hereby incorporated herein by reference.

(e)           Approval of Directors. The information set forth in the proxy statement under the captions “SUMMARY TERM SHEET—Proposals 1A – 1D: Rule 13e-3 Transaction and Adoption of First Amended and Restated Operating Agreement—Vote Required for Approval of Proposal Nos. 1A – 1D,” “PROPOSAL 1A – 1D: RULE 13E-3 TRANSACTION AND ADOPTION OF FIRST AMENDED AND RESTATED OPERATING AGREEMENT—Background of the Rule 13e-3 Transaction,” and “PROPOSAL 1A – 1D: RULE 13E-3 TRANSACTION AND ADOPTION OF FIRST AMENDED AND RESTATED OPERATING AGREEMENT—Reasons for the Rule 13e-3 Transaction; Fairness of the Rule 13e-3 Transaction; Board Recommendation,” is hereby incorporated herein by reference.

(f)           Other Offers. The information set forth in the proxy statement under the captions “SUMMARY TERM SHEET—Proposals 1A – 1D: Rule 13e-3 Transaction and Adoption of First Amended and Restated Operating Agreement—Vote Required for Approval of Proposal Nos. 1A – 1D,” “PROPOSAL 1A – 1D: RULE 13E-3 TRANSACTION AND ADOPTION OF FIRST AMENDED AND RESTATED OPERATING AGREEMENT—Background of the Rule 13e-3 Transaction,” and “PROPOSAL 1A – 1D: RULE 13E-3 TRANSACTION AND ADOPTION OF FIRST AMENDED AND RESTATED OPERATING AGREEMENT—Reasons for the Rule 13e-3 Transaction; Fairness of the Rule 13e-3 Transaction; Board Recommendation,” is hereby incorporated herein by reference.

Item 9.    Reports, Opinions, Appraisals and Negotiations

(Regulation M-A Item 1015)

(a)           Report, Opinion or Appraisal. The information set forth in the proxy statement under the caption “PROPOSAL 1A – 1D: RULE 13E-3 TRANSACTION AND ADOPTION OF FIRST AMENDED AND RESTATED OPERATING AGREEMENT—Reports, Opinions, Appraisals and Negotiations.”

(b)           Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the proxy statement under the caption “PROPOSAL 1A – 1D: RULE 13E-3 TRANSACTION AND ADOPTION OF FIRST AMENDED AND RESTATED OPERATING AGREEMENT—Reports, Opinions, Appraisals and Negotiations.”

(c)           Availability of Documents. The information set forth in the proxy statement under the caption “PROPOSAL 1A – 1D: RULE 13E-3 TRANSACTION AND ADOPTION OF FIRST AMENDED AND RESTATED OPERATING AGREEMENT—Reports, Opinions, Appraisals and Negotiations.”

Item 10. Source and Amounts of Funds or Other Consideration

(Regulation M-A Item 1007)

(a)           Source of Funds. The information set forth in the proxy statement under the captions “PROPOSAL 1A – 1D: RULE 13E-3 TRANSACTION AND ADOPTION OF FIRST AMENDED AND RESTATED OPERATING AGREEMENT—Background of the Rule 13e-3 Transaction” and “PROPOSAL 1A – 1D: RULE 13E-3 TRANSACTION AND ADOPTION OF FIRST AMENDED AND RESTATED OPERATING AGREEMENT—Financing of the Rule 13e-3 Transaction” is hereby incorporated herein by reference.

(b)           Conditions. The information set forth in the proxy statement under the captions “PROPOSAL 1A – 1D: RULE 13E-3 TRANSACTION AND ADOPTION OF FIRST AMENDED AND RESTATED OPERATING AGREEMENT—Background of the Rule 13e-3 Transaction” and “PROPOSAL 1A – 1D: RULE 13E-3 TRANSACTION AND ADOPTION OF FIRST AMENDED AND RESTATED OPERATING AGREEMENT—Financing of the Rule 13e-3 Transaction” is hereby incorporated herein by reference.

(c)           Expenses. The information set forth in the proxy statement under the caption “PROPOSAL 1A – 1D: RULE 13E-3 TRANSACTION AND ADOPTION OF FIRST AMENDED AND RESTATED OPERATING AGREEMENT—Fees and Expenses” is hereby incorporated herein by reference.

(d)           Borrowed Funds. Not applicable.

Item 11.  Interest in Securities of the Subject Company

(Regulation M-A Item 1008)

(a)           Securities Ownership. The information set forth in the proxy statement under the caption “SECURITY OWNERSHIP OF MANAGERS, OFFICERS, AND CERTAIN OTHER MEMBERSHIP UNIT HOLDERS” is hereby incorporated herein by reference.

(b)           Securities Transactions. None.

Item 12. The Solicitation or Recommendation

(Regulation M-A Item 1012(d) and (e))

(d)          Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the proxy statement under the captions “ABOUT THE SPECIAL MEETING—Quorum; Vote Required for Approval,” “PROPOSAL 1A – 1D: RULE 13E-3 TRANSACTION AND ADOPTION OF FIRST AMENDED AND RESTATED OPERATING AGREEMENT—Background of the Rule 13e-3 Transaction,” “PROPOSAL 1A – 1D: RULE 13E-3 TRANSACTION AND ADOPTION OF FIRST AMENDED AND RESTATED OPERATING AGREEMENT—Reasons for the Rule 13e-3 Transaction; Fairness of the Rule 13e-3 Transaction; Board Recommendation,” and “PROPOSAL 1A – 1D: RULE 13E-3 TRANSACTION AND ADOPTION OF FIRST AMENDED AND RESTATED OPERATING AGREEMENT—Interests of Certain Persons in the Rule 13e-3 Transaction” is hereby incorporated herein by reference.

(e)          Recommendations of Others. The information set forth in the proxy statement under the captions “PROPOSAL 1A – 1D: RULE 13E-3 TRANSACTION AND ADOPTION OF FIRST AMENDED AND RESTATED OPERATING AGREEMENTs—Background of the Rule 13e-3 Transaction” and “PROPOSAL 1A – 1D: RULE 13E-3 TRANSACTION AND ADOPTION OF FIRST AMENDED AND RESTATED OPERATING AGREEMENT—Reasons for the Rule 13e-3 Transaction; Fairness of the Rule 13e-3 Transaction; Board Recommendation” is hereby incorporated herein by reference.

Item 13. Financial Information

(Regulation M-A Item 1010(a) through (b))

(a)          Financial Statements. The information set forth in the proxy statement under the captions “OTHER MATTERS—Where You Can Find More Information” and “OTHER MATTERS—Information Incorporated by Reference” is hereby incorporated herein by reference.  Additionally, the information set forth in the following documents are incorporated by reference herein:

o           our Annual Report on Form 10-K for fiscal year ended December 31, 2008, as amended, including audited financial information, and all exhibits related thereto.

o           our Quarterly Report on Form 10-Q for fiscal quarter ended March 31, 2009, June 30, 2009 and September 30, 2009 as amended, including unaudited financial information.

(b)          Pro Forma Information. The information set forth in the proxy statement under the captions “FINANCIAL INFORMATION—Selected Historical Financial Data” and “FINANCIAL INFORMATION—Pro forma Information” is hereby incorporated herein by reference..

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(Regulation M-A Item 1009)

(a)          Solicitations or Recommendations. The information set forth in the proxy statement under the captions “ABOUT THE SPECIAL MEETING—Solicitation of Proxies; Expenses of Solicitation” and “OTHER MATTERS—Persons Making the Solicitation” is hereby incorporated herein by reference.

(b)          Employees and Corporate Assets. The information set forth in the proxy statement under the captions “ABOUT THE SPECIAL MEETING—Solicitation of Proxies; Expenses of Solicitation” and “OTHER MATTERS—Persons Making the Solicitation” is hereby incorporated herein by reference.

Item 15. Additional Information

(Regulation M-A Item 1011(b))

(b)          Other Material Information. The information set forth in the proxy statement, including all appendices attached thereto, is hereby incorporated herein by reference.

Item 16.	Exhibits

(Regulation M-A Item 1016(a) through (d), (f) and (g))

(a)	Preliminary Proxy Statement, together with all appendices and proxy card.*

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Operating Agreement of Show Me Ethanol, LLC**

(d)(2)	First Amended and Restated Operating Agreement of Show Me Ethanol, LLC***

(f)	None.

(g)	None.

OTHER:

24.1	Power of Attorney executed by David L. Durham

24.2	Power of Attorney executed by John W. Letzig

24.3	Power of Attorney executed by Michael G. Nordwald

24.4	Power of Attorney executed by Robert J. Korff

24.5	Power of Attorney executed by Ben Beetsma

24.6	Power of Attorney executed by James A. Edwards

24.7	Power of Attorney executed by Roger W. Ehrich

24.8	Power of Attorney executed by George Famuliner III

24.9	Power of Attorney executed by Thomas G. Kolb

24.10	Power of Attorney executed by Robert Quinn

  * Incorporated by reference to the Company’s Schedule 14A, filed with the SEC on or about February 11, 2010.

  ** Incorporated by reference to Appendix A of Exhibit (a).

  *** Incorporated by reference to Appendix B of Exhibit (a).

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2010	SHOW ME ETHANOL, LLC

/s/Richard A. Hanson
By: Richard A. Hanson
Title: General Manager

OTHER FILING PERSONS:

Dated: February 10, 2010	DAVID L. DURHAM

/s/ David L. Durham*
Manager

Dated: February 10, 2010	JOHN W. LETZIG

/s/ John W. Letzig*
Manager

Dated: February 10, 2010	MICHAEL G. NORDWALD

/s/ Michael G. Nordwald*
Manager

Dated: February 10, 2010	ROBERT J. KORFF

/s/ Robert J. Korff*
Manager

Dated: February 10, 2010	BEN BEETSMA

/s/ Ben Beetsma*
Manager

Dated: February 10, 2010	JAMES A. EDWARDS

/s/ James A. Edwards*
Manager

Dated: February 10, 2010	ROGER EHRICH

/s/ Roger Ehrich*
Manager

Dated: February 10, 2010	GEORGE FAMULINER III

/s/ George Famuliner III*
Manager

Dated: February 10, 2010	THOMAS G. KOLB

/s/ Thomas G. Kolb*
Manager

Dated: February 10, 2010	ROBERT QUINN

/s/ Robert Quinn*
Manager

Dated: February 10, 2010	RICHARD A. HANSON

/s/ Richard A. Hanson
By: Richard A. Hanson
General Manager
and Chief Financial Officer

* — By Richard A. Hanson pursuant to Power of Attorney

Exhibit Index

(a)	Preliminary Proxy Statement, together with all appendices and proxy card.*

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Operating Agreement of Show Me Ethanol, LLC**

(d)(2)	First Amended and Restated Operating Agreement of Show Me Ethanol, LLC***

(f)	None.

(g)	None.

OTHER:

24.1	Power of Attorney executed by David L. Durham

24.2	Power of Attorney executed by John W. Letzig

24.3	Power of Attorney executed by Michael G. Nordwald

24.4	Power of Attorney executed by Robert J. Korff

24.5	Power of Attorney executed by Ben Beetsma.

24.6	Power of Attorney executed by James A. Edwards

24.7	Power of Attorney executed by Roger W. Ehrich

24.8	Power of Attorney executed by George Famuliner III

24.9	Power of Attorney executed by Thomas G. Kolb

24.10	Power of Attorney executed by Robert Quinn

* Incorporated by reference to the Company’s Schedule 14A, filed with the SEC on or about February 11, 2010.
** Incorporated by reference to Appendix A of Exhibit (a).
*** Incorporated by reference to Appendix B of Exhibit (a).